UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

BEAR RIVER RESOURCES, INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

07386T 105
______________________________________
(CUSIP Number)

DONALD PREST
1974 West 12th Avenue
Vancouver, BC V6J 2E9
Telephone: (604) 714-3663
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2008
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07386T 105

1.          Names of Reporting Persons        Donald Prest
             I.R.S. Identification Nos. of above persons (entities only).

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)         ☐
(b)         ☐
             Not applicable.

3.          SEC Use Only:

4.          Source of Funds (See Instruction):     PF

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
             Not applicable.

6.          Citizenship or Place of Organization:        Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:             4,400,000

8.          Shared Voting Power:        Nil

9.          Sole Dispositive Power:     4,400,000

10.        Shared Dispositive Power:  Nil

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:         4,400,000

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable.

13.        Percent of Class Represented by Amount in Row (11):    77.1% based on 5,710,001 issued and outstanding shares as of September 14, 2008.

14.        Type of Reporting Person (See Instructions):           IN

CUSIP No. 07386T 105

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Donald Prest is sometimes referred to herein as the "Reporting Person."

ITEM 1.                            SECURITY AND ISSUER

This statement relates to the voting common stock of Bear River Resources, Inc., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at #253-280 Nelson Street, Vancouver, British Columbia, Canada, V6B 2E2.

ITEM 2.                            IDENTITY AND BACKGROUND

Name:

This statement is filed by Donald Prest.

Residence or Business Address:

1974 West 12th Avenue, Vancouver, British Columbia V6J 2E9.

Present Principal Occupation or Employment:

The Reporting Person's present principal employment is as an Assurance Partner at Manning Elliott LLP, Chartered Accountings. In addition, the Reporting Person has served as an officer and director of the Issuer since July 18, 2007.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.                            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Prest acquired 4,400,000 shares of common stock of the Issuer from John Dahle, a former director and officer of the Issuer, effective September 14, 2008 for an aggregate purchase price of $12,000. The purchase of the shares of common stock by Mr. Prest from Mr. Dahle was consummated in a private transaction pursuant to a stock purchase agreement and the consideration for the acquisition has been paid from the personal funds of Mr. Prest.

ITEM 4.                            PURPOSE OF TRANSACTION

The purpose or purposes of the acquisition of the Shares by Mr. Prest was for investment purposes. In addition, Mr. Dahle agreed to transfer the Shares to Mr. Prest in connection with Mr. Dahle's resignation as an officer and director of the Issuer. Depending on market conditions and other factors, Mr. Prest may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Prest also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

CUSIP No. 07386T 105

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         any material change in the present capitalization or dividend policy of the Issuer;

(f)         any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         any action similar to any of those enumerated above.

ITEM 5.                            INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)         For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person was the beneficial owner of 4,400,000 shares (that is, 77.1%) of the Issuer's common stock.

(b)         For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 4,400,000 shares (that is, 77.1%) of the Issuer's common stock.

(c)         Other than as described in Item 3 above, Mr. Prest has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)         As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)         Not applicable.

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ITEM 6.                            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.                            MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2008.	"Donald Prest" Donald Prest